Washington, D.C. 20549




                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For August 11, 2005



                          Andina Bottling Company, Inc.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                            Avenida Andres Bello 2687
                               Piso 20, Las Condes
                                    Santiago
                                      Chile
                    ----------------------------------------
                    (Address of principal executive offices)

                            Form 20-F  X  Form 40-F
                                      ---           ---


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                    Yes    No  X
                                       ---    ---

                                 MATERIAL EVENT

                                                               www.koandina.com

                           Embotelladora Andina S.A.


For Immediate Distribution


Contacts in Santiago, Chile                 Contact in New York, U.S.A.
Embotelladora Andina S.A.                   i-advize Corporate Communications
Osvaldo Garay, Chief Financial Officer      Peter Majeski/Melanie Carpenter
Andrea Valenzuela, Investor Relations       212-406-3690
(56-2) 338-0520                             E-Mail: andina@i-advize.com
E-Mail: inv.rel@koandina.com

         Embotelladora Andina S.A. Announces Consolidated Results
                For the Second Quarter and First Half 2005

Highlights


     o For the second quarter 2005, Operating Income reached US$22.3 million, a 34.1% increase compared to the same period of last year. Operating margin was 12%.

     o Consolidated Sales Volume grew 9.9% during the quarter, reaching 84.1 million unit cases.

     o This quarter, EBITDA reached US$35.9 million, a 10.7% improvement compared to the second quarter 2004. EBITDA Margin was 19.3%.

     o Consolidated Operating Income for the first six months of 2005 was US$57.6 million, an important increase of 22.7% when compared to the first six months of 2004. Operating Margin was 14.3%.

     o    Consolidated Sales Volume for the first six months of 2005 totaled
          185.4 million unit cases, a 9.5% improvement year-over-year.

     o Consolidated EBITDA was US$85 million for the first half of 2005, which represented 8.4% growth. EBITDA Margin was 21.1%.

     o Net Income for the first half of 2005 reached US$41.5 million, 31.5% higher than the first half of 2004.

(Santiago-Chile, August 3, 2005) -- Embotelladora Andina S.A. ("the Company"
NYSE: AKO/A; AKO/B) announced today its consolidated financial results for the second quarter and first half of 2005.


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                           Embotelladora Andina S.A.


         Comments from the Chief Executive Officer, Mr. Jaime Garcia R.

"At the end of the first half of 2005, we have seen solid growth across the three franchises. We should be encouraged for the remainder of the year, being conscious to remain on the right direction, while continuing to generate operating efficiencies."


                              CONSOLIDATED SUMMARY

First Half 2005 vs. First Half 2004
-----------------------------------

Improvements were reported across all operating lines during the first six months of 2005 when compared to the same period of 2004. In the region, demand for mass consumption products recovered. On the other hand, currencies appreciated, which partially offset price increases of some raw materials and basic products. The Chilean Peso appreciated on average 4.7%, the Brazilian Real 12.5% while the Argentine Peso remained practically unchanged.

For this period, Consolidated Sales Volume reached 185.4 million unit cases, a 9.5% improvement. Most notably, soft drinks Sales Volume increased by 10.4%. Within the three franchises, the increases in soft drinks Sales Volume were as follows: Chile 5.3%, Brazil 15.5% and Argentina 9.1%. It's worth mentioning that Sales Volume growth experienced in the Chilean Mineral Water segment was 10.3% year-over-year.

Net Sales amounted to US$403.2 million, a 12.2% improvement compared to 2004. This was a combination of higher volume and price increases in the three franchises.

Despite cost pressures (particularly resin and sugar), through negotiations and efficiencies generated together with the Chilean Peso and the Brazilian Real revaluations, led to a low increase on the Cost of Sales per unit case by 1% when compared to the first half of 2004.

On the other hand, SG&A increased 11.8% due to higher volumes, increased freight costs (due to higher freight fees explained by increasing oil prices) and higher marketing expenses.

As a result of the above, Operating Income for the first half of 2005 was US$57.6 million, a 22.7% improvement over the US$47 million reported as of June 30, 2004. Operating Margin was 14.3%, an increase of 120 basis points.

Consolidated EBITDA amounted to US$85 million, an 8.4% increase over the same period of last year. EBITDA Margin was 21.1% of Net Sales.

Second Quarter 2005 vs. Second Quarter 2004
-------------------------------------------

During the second quarter of 2005, consolidated Sales Volume reached 84.1 million unit cases, representing a 9.9% increase with respect the second quarter of last year.

Net Sales amounted to US$186.3 million, a 15.7% increase over the Net Sales reached during the second quarter of 2004. This was a result of higher volumes and price increases. With respect to Costs and Expenses, explanations for the second quarter 2005 are similar to those mentioned for the first half of 2005.


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                           Embotelladora Andina S.A.


Operating Income reached US$22.3 million, a 34.1% increase when compared to the US$16.7 million reached in the comparable quarter. Operating Margin was 12% of Net Sales, a 165 basis point increase.

Consolidated EBITDA reached US$35.9 million, an increase of 10.7%. This represented 19.3% of Net Sales.

(Graphic Omitted)

                             EBITDA 1H05 (mmus$85)

                             Argentina         19%
                             Chile             55%
                             Brasil            26%


                               SUMMARY BY COUNTRY

                          (Country Flag Omitted) Chile

First Half 2005 vs. First Half 2004
-----------------------------------

Sales Volume reached 63.4 million unit cases, a 5.4% increase compared to the figure obtained in the first half of 2004. This volume increase is mainly attributed to the immediate consumption format, which grew 9.1%. In addition the Light segment saw a 12.7% increase compared to the first half of 2004, as well as the aforementioned, Mineral Water, which increased 10.3%.

Net Sales amounted to US$174.1 million, an increase of 4.9% over last year, mainly explained by the volume increase.

Operating Income was US$37.7 million, a 7.8% improvement compared to the first six months of 2004. Operating Margin was 21.6%, representing a 58 basis point increase.

EBITDA reached US$48.9 million, a 2% increase, with an Operating Margin of 28.1%.


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                                                               www.koandina.com

                           Embotelladora Andina S.A.


Second Quarter 2005 vs. Second Quarter 2004
-------------------------------------------

During the second quarter of 2005, Sales Volumes increased 2.5% to 28 million unit cases. This moderate growth was due to adverse weather conditions in June, and a price increase implemented at the end of the period.

Net Sales amounted to US$77.6 million, which is a 2.9% improvement compared to the second quarter of 2004. Cost of Sales per unit case slightly decreased (-0.9%), despite higher resin, sugar and aluminum prices, which were offset by the revaluation of the Chilean peso.

Operating Income amounted to US$15.1 million, increasing 6.9%. Operating Margin was 19.4%, an improvement of 72 basis point.

EBITDA totaled US$20.7 million, the same level reached during the second quarter of 2004. EBITDA Margin was 26.6% of Net Sales.


                          (Country Flag Omitted)Brazil

First Half 2005 vs. First Half 2004
-----------------------------------

Sales Volume reached 73.7 million unit cases, a 14.1% increase compared to the first half of 2004, highlighted by a 15.5% increase in Sales Volume in the Soft Drink segment.

Net Sales amounted to US$143.6 million, a 23.6% improvement over the same period of last year. Net Sales per unit case grew 8.3%, affected by price adjustments and a more favorable sales mix (due to an increase in the immediate consumption segment).

Average Cost of Sales per unit case increased 5.8% when compared to the first six months of 2004, mainly attributable to resin and sugar price increases. Anticipated raw materials purchases and the appreciation of the Brazilian Real, contributed to slowdown of the franchise's dollar denominated costs. On the other hand, higher freight costs (due to volume improvements that also generated more inter-plant transfers) had a negative effect on SG&A's.

Operating Income totaled US$14.6 million, a 48.3% improvement when compared to same period of 2004. EBITDA totaled US$23.3 million, a 17.1% increase. Operating Margin was 10.2% and EBITDA Margin 16.2%.

Second Quarter 2005 vs. Second Quarter 2004
-------------------------------------------

During the second quarter of 2005, Sales Volume reached 35.8 million unit cases, a 17.4% increase versus the same period of 2004. Sales Volume continued the upward trend seen in the first quarter due to better economic conditions, favorable weather and effective market actions.

Net Sales totaled US$71.9 million, an improvement of 34.9%. This was a result of higher volumes and price adjustments. The average appreciation of the Brazilian Real for the second quarter was a 15.7%, which had a



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                                                               www.koandina.com

                           Embotelladora Andina S.A.


positive effect when translating figures to Chilean GAAP (partially offset by the 9% appreciation of the end of period Chilean Peso currency).

Operating Income amounted to US$7 million, a 96.6% increase over the same period of last year, with an Operating Margin of 9.7%, a 304 basis points improvement.

EBITDA totaled US$11.4 million, a 31% increase compared to the US$8.7 million reached in the second quarter of 2004.


                        (Country Flag Omitted) Argentina

First Half 2005 vs. First Half 2004
-----------------------------------

Sales Volume for the first half of 2005 reached 48.2 million unit cases, an 8.2% improvement with respect to the same period of last year. This volume expansion was driven by returnable formats, which as of June 30, 2005 exceeded 50% of the sales mix (43% during the same period of 2004).

Net Sales reached US$89.7 million, a 10.9% increase when compared to 2004, due to higher volume and price increases.

Operating Income totaled US$9.1 million, an increase of 47.6% over last year, while Operating Margin was 10.1%, a 250 basis points improvement.

EBITDA was US$16.4 million, and EBITDA Margin totaled 18.3% of Net Sales, a 43 basis point improvement compared to the same period of 2004.

Second Quarter 2005 vs. Second Quarter 2004
-------------------------------------------

Sales Volume for the second quarter 2005 totaled 20.4 million unit cases, which reflects an 8.6% increase with respect to the same period last year. Soft Drinks had a 9% improvement. Returnable formats drove growth for the period, as was the case in the first half of 2005.

Net Sales reached US$39.2 million, a 13.2% improvement compared to the second quarter of 2004. This was a result of volume and price increases.

Operating Income reached US$2.2 million, more the twice the result achieved in the second quarter of 2004. Operating Margin was 5.5%, a 250 basis points improvement.

EBITDA amounted to US$5.8 million, which represented 14.7% of Net Sales.


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                                                               www.koandina.com

                           Embotelladora Andina S.A.



                              NON-OPERATING RESULTS

First Half 2005 vs. First Half 2004
-----------------------------------

Non-Operating Results totaled a loss of US$9.2 million, which compares positively to the loss of US$11 million recorded for the same period of June 2004.

The lower loss recorded on the Non Operating Result line is explained by:

     - Financial Expenses/Income (Net): Had a positive variation as a consequence of an extraordinary income due to bond sales together with better results from Cross Currency Swap Agreements. This was partially offset by the lower fluctuation of the Chilean exchange rate that affected the positive U.S. Dollar net asset position of Andina (this effect is in the Price Level Restatement line).

     - Other Income/Expense: Reflects a negative variation due to indemnities benefits and a provision to adjust to the market value a Company's Real Estate available for sale. This was partially offset by the positive effect translation of foreign subsidiaries' financial statements, in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants.(1)

Finally, Net Income amounted to US$41.5 million, an increase of 31.5% versus the Net Income registered during the first half of the previous year.


                          ANALYSIS OF THE BALANCE SHEET

As of June 30, 2005, the Company's financial assets amounted to US$ 360.1 million. These represent cash, investments in mutual funds, deposits, structured notes, corporate bonds and sovereign bonds. 85.7% of the total financial assets are U.S. dollar-denominated. Nevertheless, through "Cross-Currency Swaps" done in July 2003, August 2003 and April 2004, part of the portfolio has been converted to Chilean pesos (UF - Chilean Inflation Indexed Currency), thereby decreasing to 32.5% the amount denominated in US dollars.

On the other hand, the Company's total debt was US$ 361.0 million, with an average annual rate of 6.68% on U.S. dollar debt, and an average real rate of 5.34% on Chilean Peso-denominated debt. The U.S. Dollar-denominated debt represents 33.4% of total debt.

Thus, even though the Company paid an extraordinary dividend totaling US$96.1 million in May 2005, the Company holds a positive net debt position of US$0.9 million.


---------------
       (1) Investments in foreign companies are valued in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants. The United States ("US") dollar is the currency used to control investments and to translate financial statements of foreign companies. Assets and liabilities from these investments are translated into Chilean pesos at the end of period exchange rate, except for non-monetary assets and liabilities and shareholders' equity which are first expressed at their equivalent value in historical US dollars. Income and expense items are first translated into US dollars at the average exchange rate during the month.


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                                                               www.koandina.com

                           Embotelladora Andina S.A.


This release may contain forward-looking statements reflecting Embotelladora Andina SA's good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are: political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina's periodic reports filed with relevant regulatory institutions.

Embotelladora Andina S.A.

                                                   Principal Indicators

              INDICATORS                    Unit          Jun-05         Dec-04         Jun-04        Variance
              ----------                    ----          ------         ------         ------        --------

LIQUIDITY
      Current Ratio                         Times            1.07           1.24           1.23         (0.16)
      Acid Tests                            Times            0.88           1.05           1.02         (0.14)
      Working Capital                       MCh$           32,533         33,749         30,111         2,421
ACTIVITY
      Investments                           MCh$           12,515         25,493         12,089           425
      Inventory turnover                    Times            6.80          12.40           6.18          0.62
      Days of inventory on hand             Days            52.97          29.02          58.28         (5.31)
INDEBTEDNESS
      Debt to equity ratio                    %           116.16%         99.32%        100.03%         16.13%
      Short-term liabilities to total
      liabilities                             %            37.89%         36.84%         34.64%          3.25%
      Long-term liabilities to total
      liabilities                             %            62.11%         63.16%         65.36%         (3.25)%
      Interest charges coverage ratio       Times           12.02      10.84              10.05          1.97
PROFITABILITY
      Return over equity                      %             8.71%         13.36%          5.95%          2.76%
      Return over total assets                %             4.20%          6.81%          3.03%          1.17%
      Return over operating assets            %             8.90%         14.36%          6.02%          2.88%
      Operating income                      MCh$           33,378         63,515         27,204         6,174
      Operating margin                        %            14.30%         15.20%         13.08%          1.22%
      EBITDA (1)                            MCh$           49,906         88,986         45,427         4,479
      EBITDA margin                           %               21%            21%         21.84%         (0.46)%
      Dividends payout ratio - Serie
      A shares                                %             7.37%          4.81%          4.55%          2.82%
      Dividends payout ratio - Serie
      B shares                                %             7.38%          5.23%          5.45%          1.93%


      EBITDA (1)        Earnings before income taxes, interests, depreciation,
                        amortization and extraordinary items.

Embotelladora Andina S.A.
Second Quarter Results for the period ended June 30, Chilean GAAP
(In millions of constant 06/30/05 Chilean Pesos, except per share)

                                                        6/30/2005                                          6/30/2004
                                       -------------------------------------------   -----------------------------------------------
                                       Chilean     Brazilian   Argentine   Total  Chilean     Brazilian   Argentine   Total
                                       Operations  Operations  Operations    (2)  Operations  Operations  Operations    (2)    % Ch.
                                       ----------  ----------  ----------  -----  ----------  ----------  ----------  -----    -----

VOLUME TOTAL BEVERAGES
   (million uc)                           28.0        35.8        20.4      84.1     27.3        30.5      18.8      76.5    9.9%
  Soft drink                              23.9        34.4        20.1      78.4     23.3        29.0      18.4      70.7   10.9%
  Mineral water                            1.5         0.5         0.3       2.3      1.4         0.5       0.3       2.2    1.2%
  Juices                                   2.6         0.3         0.0       2.9      2.6         0.2       0.0       2.9    1.3%
  Beer                                      NA         0.6          NA       0.6       NA         0.7        NA       0.7  (21.4)%

NET SALES                               44,922      41,644      22,685   107,840   43,644      30,859    20,039    93,231   15.7%
  COST OF SALES                        (27,311)    (25,519)    (15,857)  (67,276) (26,901)    (19,720)  (14,345)  (59,655)  12.8%
GROSS PROFIT                            17,611      16,125       6,828    40,563   16,742      11,139     5,695    33,576   20.8%
Gross margin                              39.2%       38.7%       30.1%     37.6%    38.4%       36.1%     28.4%     36.0%
  SELLING AND ADMINISTRATIVE
    EXPENSES                            (8,878)    (12,087)     (5,582)  (26,547)  (8,572)     (9,085)   (5,089)  (22,747)  16.7%
  CORPORATE EXPENSES                         0           0           0    (1,082)       0           0         0    (1,187)  (8.8)%
OPERATING INCOME                         8,733       4,038       1,246    12,935    8,170       2,054       605     9,642   34.1%
Operating margin                          19.4%        9.7%        5.5%     12.0%    18.7%        6.7%      3.0%     10.3%
EBITDA (1)                              11,961       6,591       3,331    20,802   11,966       5,032     2,979    18,791   10.7%
Ebitda margin                             26.6%       15.8%       14.7%     19.3%    27.4%       16.3%     14.9%     20.2%
NON OPERATIONAL RESULTS
  FINANCIAL EXPENSE/INCOME (NET)                                           3,338                                   (4,918) 167.9%
  RESULTS FROM AFFILIATED                                                    169                                     (233) 172.6%
  AMORTIZATION OF GOODWILL                                                (1,756)                                  (2,263) (22.4)%
  OTHER INCOME/(EXPENSE)                                                    (368)                                  (2,949) (87.5)%
  PRICE LEVEL RESTATEMENT (3)                                             (2,420)                                   6,281 (138.5)%
NON-OPERATING RESULTS                                                     (1,037)                                  (4,081) (74.6)%

INCOME BEFORE INCOME TAXES;
   AMORTIZATION OF NEGATIVE
   GOODWILL AND MINORITY INTEREST                                         11,898                                    5,561   113.9%

INCOME TAXES                                                              (2,059)                                    (708)  190.8%
MINORITY INTEREST                                                              -                                        -       -
AMORTIZATION OF NEGATIVE GOODWILl                                              0                                        0       NA
NET INCOME                                                                 9,838                                    4,853   102.7%
Net margin                                                                  9.1%                                      5.2%

WEIGHTED AVERAGE SHARES OUTSTANDING                                        760.3                                    760.3
EARNINGS PER SHARE                                                          12.9                                      6.4
EARNINGS PER ADS                                                            77.6                                     38.3   102.7%




(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.
Embotelladora Andina S.A.

Second Quarter Results for the period ended June 30, Chilean GAAP
(In millions US$, except per share)
                                                            Exch. Rate :    579


                                                   6/30/2005                                    6/30/2004
                                  -------------------------------------------  ------------------------------------------
                                  Chilean     Brazilian   Argentine     Total   Chilean    Brazilian    Argentine   Total
                                  Operations  Operations  Operations      (2)  Operations  Operations  Operations     (2)     % Ch.
                                  ----------  ----------  ----------   ------  ----------  ----------  ----------  ------   --------

 VOLUME TOTAL BEVERAGES
   (Million UC)                         28.0        35.8        20.4     84.1        27.3       30.5       18.8     76.5      9.9%
   Soft drink                           23.9        34.4        20.1     78.4        23.3       29.0       18.4     70.7     10.9%
   Mineral water                         1.5         0.5         0.3      2.3         1.4        0.5        0.3      2.2      1.2%
   Juices                                2.6         0.3         0.0      2.9         2.6        0.2        0.0      2.9      1.3%
   Beer                                   NA         0.6          NA      0.6          NA        0.7         NA      0.7    (21.4)%

 NET SALES                              77.6        71.9        39.2    186.3        75.4       53.3       34.6    161.0     15.7%
   COST OF SALES                       (47.2)      (44.1)      (27.4)  (116.2)      (46.5)     (34.1)     (24.8)  (103.0)    12.8%
 GROSS PROFIT                           30.4        27.8        11.8     70.1        28.9       19.2        9.8     58.0     20.8%
 Gross margin                           39.2%       38.7%       30.1%    37.6%       38.4%      36.1%      28.4%    36.0%
   SELLING AND ADMINISTRATIVE
     EXPENSES                          (15.3)      (20.9)       (9.6)   (45.8)      (14.8)     (15.7)      (8.8)   (39.3)    16.7%
   CORPORATE EXPENSES                    0.0         0.0         0.0    (1.9)         0.0        0.0        0.0     (2.0)    (8.8)%
 OPERATING INCOME                       15.1         7.0         2.2     22.3        14.1        3.5        1.0     16.7     34.1%
 Operating margin                       19.4%        9.7%        5.5%    12.0%       18.7%       6.7%       3.0%    10.3%
 EBITDA (1)                             20.7        11.4         5.8     35.9        20.7        8.7        5.1     32.5     10.7%
 EBITDA margin                          26.6%       15.8%       14.7%    19.3%       27.4%      16.3%      14.9%    20.2%
 NON OPERATIONAL RESULTS
   FINANCIAL EXPENSE/INCOME (NET)                                         5.8                                       (8.5)   167.9%
   RESULTS FROM AFFILIATED                                                0.3                                       (0.4)   172.6%
   AMORTIZATION OF GOODWIll                                              (3.0)                                      (3.9)   (22.4)%
   OTHER INCOME/(EXPENSE)                                                (0.6)                                       (5.1)  (87.5)%
   PRICE LEVEL RESTATEMENT (3)                                           (4.2)                                       10.8  (138.5)%
 NON-OPERATING RESULTS                                                   (1.8)                                      (7.0)   (74.6)%

 INCOME BEFORE INCOME TAXES;
   AMORTIZATION OF NEGATIVE
   GOODWILL AND MINORITY INTEREST                                        20.5                                        9.6    113.9%

 INCOME TAXES                                                            (3.6)                                      (1.2)   190.8%
 MINORITY INTEREST                                                          -                                          -        -
 AMORTIZATION OF NEGATIVE GOODWILL                                        0.0                                        0.0       NA
 NET INCOME                                                              17.0                                        8.4    102.7%
 Net Margin                                                               9.1%                                       5.2%

 WEIGHTED AVERAGE SHARES
   OUTSTANDING                                                          760.3                                      760.3
 EARNINGS PER SHARE                                                      0.02                                       0.01
 EARNINGS PER ADS                                                        0.13                                       0.07    102.7%


(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
Six Months Results for the period ended June 30, Chilean GAAP
(In millions of constant 06/30/05 Chilean Pesos, except per share)


                                                   6/30/2005                                    6/30/2004
                                  -------------------------------------------  ------------------------------------------
                                  Chilean     Brazilian   Argentine     Total   Chilean    Brazilian    Argentine   Total
                                  Operations  Operations  Operations      (2)  Operations  Operations  Operations     (2)     % Ch.
                                  ----------  ----------  ----------   ------  ----------  ----------  ----------  ------   --------

VOLUME TOTAL BEVERAGES
  (Million UC)                          63.4        73.7       48.2     185.4        60.2        64.6      44.6     169.3      9.5%
  Soft drink                            53.6        71.0       47.6     172.3        50.9        61.4      43.7     156.0     10.4%
  Mineral water                          4.8         1.0        0.5       6.4         4.4         1.1       0.9       6.3      1.0%
  Juices                                 5.0         0.6        0.1       5.6         4.9         0.5       0.0       5.4      4.1%
  Beer                                    NA         1.1         NA       1.1          NA         1.6        NA       1.6    (30.7)%

NET SALES                            100,791      83,138     51,921   233,444      96,103      67,247    46,818   207,971     12.2%
  COST OF SALES                      (59,856)    (51,265)   (35,052) (143,768)    (57,592)    (42,467)  (32,170) (130,032)    10.6%
GROSS PROFIT                          40,935      31,873     16,868    89,676      38,511      24,780    14,648    77,939     15.1%
Gross margin                            40.6%       38.3%      32.5%     38.4%       40.1%         8*%     31.3%     37.5%
  SELLING AND ADMINISTRATIVE
    EXPENSES                         (19,127)    (23,432)   (11,618)  (54,177)    (18,273)    (19,087)  (11,090)  (48,450)    11.8%
  CORPORATE EXPENSES                       0           0          0    (2,121)          0           0         0    (2,285)    (7.2)%
OPERATING INCOME                      21,808       8,440      5,250    33,378      20,238       5,693     3,558    27,204     22.7%
Operating margin                        21.6%       10.2%      10.1%     14.3%       21.1%        8.5%      7.6%     13.1%
EBITDA (1)                            28,326      13,496      9,501    49,202      27,781      11,523     8,366    45,385      8.4%
EBITDA margin                           28.1%       16.2%      18.3%     21.1%       28.9%       17.1%     17.9%     21.8%
NON OPERATIONAL RESULTS
  FINANCIAL EXPENSE/INCOME (NET)                                       (3,136)                                     (9,816)   (68.1)%
  RESULTS FROM AFFILIATED                                                 781                                         (24)  3375.0%
  AMORTIZATION OF GOODWILL                                             (3,499)                                     (4,085)   (14.3)%
  OTHER INCOME/(EXPENSE)                                               (7,140)                                     (3,449    107.0%
  PRICE LEVEL RESTATEMENT (3)                                           7,653                                      11,025    (30.6)%
NON-OPERATING RESULTS                                                  (5,339)                                     (6,348)   (15.9)%

INCOME BEFORE INCOME TAXES;
  AMORTIZATION OF NEGATIVE
  GOODWILL AND MINORITY INTEREST                                       28,038                                      20,855     34.4%

INCOME TAXES                                                           (4,036)                                     (2,603)    55.1%
MINORITY INTEREST                                                           0                                          (1)  (100.0)%
AMORTIZATION OF NEGATIVE GOODWILL                                           0                                           0       NA
NET INCOME                                                             24,002                                      18,251     31.5%
Net margin                                                               10.3%                                        8.8%

WEIGHTED AVERAGE SHARES
  OUTSTANDING                                                           760.3                                       760.3
EARNINGS PER SHARE                                                       31.6                                        24.0
EARNINGS PER ADS                                                        189.4                                       144.0     31.5%



(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina A.A.
Six months results for the period ended June 30, Chilean GAAP
(In millions us$, except per share)

                                                   Each Rate:  $579.00

                                                   6/30/2005                                    6/30/2004
                                  -------------------------------------------  ------------------------------------------
                                  Chilean     Brazilian   Argentine     Total   Chilean    Brazilian    Argentine   Total
                                  Operations  Operations  Operations      (2)  Operations  Operations  Operations     (2)     % Ch.
                                  ----------  ----------  ----------   ------  ----------  ----------  ----------  ------   --------

VOLUME TOTAL BEVERAGES
  (Million UC)                          63.4        73.7       48.2    185.4        60.2        64.6       44.6    169.3      9.5%
  Soft drink                            53.6        71.0       47.6    172.3        50.9        61.4       43.7    156.0     10.4%
  Mineral water                          4.8         1.0        0.5      6.4         4.4         1.1        0.9      6.3      1.0%
  Juices                                 5.0         0.6        0.1      5.6         4.9         0.5        0.0      5.4      4.1%
  Beer                                    NA         1.1         NA      1.1          NA         1.6         NA      1.6    (30.7)%

NET SALES                              174.1       143.6       89.7    403.2       166.0       116.1       80.9    359.2     12.2%
  COST OF SALES                       (103.4)      (88.5)     (60.5)  (248.3)      (99.5)      (73.3)     (55.6)  (224.6)    10.6%
GROSS PROFIT                            70.7        55.0       29.1    154.9        66.5        42.8       25.3    134.6     15.1%
Gross margin                            40.6%       38.3%      32.5%    38.4%       40.1%       36.8%      31.3%    37.5%
  SELLING AND ADMINISTRATIVE
    EXPENSES                           (33.0)      (40.5)     (20.1)   (93.6)      (31.6)      (33.0)     (19.2)   (83.7)    11.8%
  CORPORATE EXPENSES                     0.0         0.0        0.0     (3.7)        0.0         0.0        0.0     (3.9)    (7.2)%
OPERATING INCOME                        37.7        14.6        9.1     57.6        35.0         9.8        6.1     47.0     22.7%
Operating margin                        21.6%       10.2%      10.1%    14.3%       21.1%        8.5%       7.6%    13.1%
EBITDA (1)                              48.9        23.3       16.4     85.0        48.0        19.9       14.4     78.4      8.4%
EBITDA margin                           28.1%       16.2%      18.3%    21.1%       28.9%       17.1%      17.9%    21.8%
NON OPERATIONAL RESULTS
  FINANCIAL EXPENSE/INCOME (NET)                                        (5.4)                                      (17.0)   (68.1)%
  RESULTS FROM AFFILIATED                                                1.3                                        (0.0)  3375.0%
  AMORTIZATION OF GOODWILL                                              (6.0)                                       (7.1)   (14.3)%
  OTHER INCOME/(EXPENSE)                                               (12.3)                                       (6.0)   107.0%
  PRICE LEVEL RESTATEMENT (3)                                           13.2                                        19.0    (30.6)%
NON-OPERATING RESULTS                                                   (9.2)                                      (11.0)   (15.9)%

INCOME BEFORE INCOME TAXES;
  AMORTIZATION OF NEGATIVE GOODWILL
  AND MINORITY INTEREST                                                 48.4                                        36.0     34.4%

INCOME TAXES                                                            (7.0)                                       (4.5)    55.1%
MINORITY INTEREST                                                          -                                           -        -
AMORTIZATION OF NEGATIVE GOODWILL                                        0.0                                         0.0       NA
NET INCOME                                                              41.5                                        31.5     31.5%
Net margin                                                              10.3%                                        8.8%

WEIGHTED AVERAGE SHARES OUTSTANDING                                    760.3                                       760.3
EARNINGS PER SHARE                                                      0.05                                        0.04
EARNINGS PER ADS                                                        0.33                                        0.25     31.5%



(1) : Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

                           Embotelladora Andina S.A.

                           Consolidated Balance Sheet
                (In million of constant 06/30/05 Chilean Pesos)


ASSETS                             6/30/2005  6/30/2004    %Ch     LIABILITIES & SHAREHOLDERS' EQUITY  6/30/2005  6/30/2004    %Ch
------------------------------     ---------  ---------   -----    ----------------------------------  ---------  ---------  -------

Cash + Time deposits + market.
  Securit.                           32,884     52,184  (37.0)%  Short term bank liabilities            37,387     20,338   83.8%
                                                                  Current portion of long term bank
Account receivables (net)            41,780     34,691   20.4%     liabilities                           3,396      3,821  (11.1)%
Inventories                          21,383     21,716   (1.5)%  Current portion of bonds payable       13,395     13,490   (0.7)%
                                                                  Trade accounts payable and notes
Other current assets                 24,974     18,767   33.1%     payable                              39,885     45,253  (11.9)%
Total Current Assets                121,020    127,358   (5.0)%  Other liabilities                      19,171     20,898   (8.3)%
                                                                  Total Current Liabilities             113,234    103,800   9.1%
Property, plant and equipment       522,560    551,710   (5.3)%
Depreciation                       (372,870)  (376,843)  (1.1)%  Long term bank liabilities             47,123     53,688  (12.2)%
Total Property, Plant, and
  Equipment                         149,690    174,867  (14.4)%  Bonds payable                         107,722    121,868  (11.6)%
                                                                  Other long term liabilities            30,769     20,326  51.4%
Investment in related companies      20,359     20,683   (1.6)%  Total Long Term Liabilities           185,614    195,882   (5.2)%
Investment in other companies            55        671  (91.8)%
Goodwill                             83,509     92,566   (9.8)%  Minority interest                           0         51  (99.9)%
Other long term assets              181,488    183,241   (1.0)%
Total Other Assets                  285,411    297,160   (4.0)%  Stockholders' Equity                  257,272    299,652  (14.1)%

                                                                  TOTAL LIABILITIES & SHAREHOLDERS'
TOTAL ASSETS                        556,121    599,385   (7.2)%    EQUITY                              556,121    599,385   (7.2)%



                              Financial Highlights
                 (In million of constant 06/30/05 Chilean Pesos)


ADDITIONS TO FIXED ASSETS          6/30/2005  6/30/2004            DEBT RATIOS                               6/30/2005  6/30/2004
-------------------------          ---------  ---------            ---------------------------------------   ---------  ---------

Chile                                  7,087      7,635            Financial Debt / Total Capitalization          0.45       0.42
Brazil                                 2,746      3,615            Financial Debt / EBITDA L12M                   2.09       2.25
Argentina                              2,682        839            EBITDA L12M / Interest Expense (net) L12M      6.50       6.82
                                      12,515     12,089            L12M: Last twelve months



* As June 30, 2005, the company's registered a negative net cash position of US$ 1 million. Total debt amounted to US$ 361 million.
Total Cash amounted to US$ 360 million, which includes cash investments accounted for under Other Current Assets as well as Long Term Assets.

EMBOTELLADORA ANDINA S.A.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                                  EMBOTELLADORA ANDINA S.A.

                                                  By: /s/ Osvaldo Garay
                                                      ---------------------
                                                      Osvaldo Garay
                                                      Chief Financial Officer


Dated: August 11, 2005